MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

May 17, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

ADDITIONAL CLAIMS ACQUIRED AT HERCULES PROJECT

Miranda Gold Corp. is pleased to announce that it has signed a Mining Lease and Option Agreement on the Sampson claims, Lyon County, Nevada. The Sampson claims lie internal to Miranda’s Hercules project and cover the main portions of the Hercules Mine and associated epithermal vein system.

The Hercules Project is a joint venture between Miranda Gold Corp. and Lincoln Gold Corp. Under terms of the joint venture agreement, Lincoln can earn a 60% interest in the Hercules project by spending $2.5 million by September 2009. Lincoln is planning to drill three or four holes this summer. Drilling will test the down dip portions of the vein system 500 to 700 feet below the surface. The Sampson claims become part of this joint venture.

Under the terms of the lease, Miranda has paid $1,500 to the owners of the Sampson claims. Over the next four years the Agreement requires additional payments totaling $7,500 after which the Sampson claims are subject only to a retained 1.5% royalty. The Agreement allows Miranda to purchase the Sampson property and two-thirds of the royalty, leaving a residual royalty of 0.5%, by paying the claim owners US $180,000 and issuing 120,000 two-year warrants at a price of $0.40 Canadian.

Miranda Gold also wishes to announce that John McCutcheon has resigned from the Board of Directors. Mr. McCutcheon has been with Miranda since the Company was founded in 1993. Miranda wishes to thank Mr. McCutcheon for his years of loyalty to the Company.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with several gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein